中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G

From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: 6221 3348 Fax No: 6221 3248

SUPPL

[redacted]

Our Ref: 10(

05010795

Exemption No. ~~33-91910~~

12 August 2(

By Airmail
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

82-4033

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910~~)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

PROCESSED
AUG 30 2005
THOMSON FINANCIAL

Date of Announcement	Description of Announcement
11 July 2005	Early Delivery of Second Vessel
18 July 2005	Announcement of the Second Quarter 2005 Results
1 August 2005	Sub-Contract Work Agreement Signed by COSCO (Nantong) Shipyard Co. Ltd
1 August 2005	Change of Share Registrar and Change of Place at which Register of Members is kept
1 August 2005	Appointment of Alternate Director
1 August 2005	Announcement of Appointment of Non-Executive Director
2 August 2005	Second Quarter Financial Statement and Dividend Announcement
2 August 2005	Press Release
5 August 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
5 August 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest

dlw 8/30

Date of Announcement	**Description of Announcement**
8 August 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
10 August 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest (4 sets)

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

Enclosure: Announcements

c.c. Mr Ji Haisheng (Fax No. 6336 1217, letter only)

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Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	11-Jul-2005 17:36:12
Announcement No.	00046

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Announcement Title * Early Delivery of Second Vessel

Description

The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to refer to the Company's announcement of 1 December 2003 relating to the signing of the Memorandum of Understanding with the holding company, China Ocean Shipping (Group) Company ("China Ocean") to lease two 74,000 dead weight tonnes Pananmax vessels on a long term basis from China Ocean when the vessels are delivered to China Ocean in the third quarter of 2005.

The Company is pleased to announce the charter commencement of the second 74,000 dead weight tonnes Pananmax bulk carrier on 9 July 2005, following its delivery to China Ocean on the same date. The first 74,000 dead weight tonnes sister vessel was chartered from China Ocean on 2 June 2005.

The Company is also pleased to announce that the two Panamax vessels have also been chartered out commencing on their respective dates of the commencement of the charter hire agreements with China Ocean.

The operations of these vessels will contribute positively to the Company's shipping earnings. However, they are not expected to have any material impact on the net tangible assets or the earnings per share of the Company for the financial year ending 31 December 2005.

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Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	*196100159G*
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	01-Aug-2005 17:45:38
Announcement No.	00070

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Announcement Title * | Sub-Contract Work Agreement Signed by COSCO (Nantong) Shipyard Co. Ltd

Description

The Board of Directors is pleased to announce that COSCO (Nantong) Shipyard Co. Ltd, a subsidiary of the Company, has executed a sub-contract agreement with PPL Shipyard Pte Ltd, a subsidiary of Sembcorp Marine Ltd, to fabricate, assemble and erect living quarters for a jack-up drilling rig in accordance with the requirements of the American Bureau of Shipping.

The sub-contract work valued at US$1.44 million is expected to be completed for delivery in April 2006.

This transaction is not expected to have any material impact on the net tangible assets or the earnings per share of the Company for the year ending 31 Dec 2005.

None of the Directors or controlling shareholders of the Company have any direct or indirect interest in this transaction.

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Miscellaneous

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Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	01-Aug-2005 17:49:34
Announcement No.	00077

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Announcement Title *

Change of Share Registrar And Change of Place At Which Register of Members is Kept

Description

The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to announce the following changes:

1. Change of Share Registrar

Barbinder & Co Pte Ltd has been appointed as Share Registrar of the Company with effect immediate effect in place of KCS Corporate Services Pte Ltd

2. Change of Place at which Register of Members is kept

The Register of Members of the Company be kept at 8 Cross Street, #11-00 PwC Building, Singapore 048424.

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Announcement of Appointment of Non-Executive Director *	
* Asterisks denote mandatory information	

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	01-Aug-2005 18:25:51
Announcement No.	00098

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Date of Appointment *	01-08-2005
Name *	LU CHENGGANG
Age *	53
Country of principal residence *	China
Whether appointment is executive, and if so, area of responsibility *	Mr Lu Chenggang has been appointment as an alternate director to Capt Wei Jiafu.
Job Title	Director
Working experience and occupation(s) during the past 10 years *	per attached pdf file.
Interest * in the listed issuer and its subsidiaries *	NIL
Family relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	NIL
Conflict of interest *	NIL

>> Other Directorship#

These fields are not applicable for announcements of appointments pursuant to Rule 704(9)

Past (for the last five years)	per attached pdf file
Present	per attached pdf file

>> Information required under Rule 704(7)(h)

Disclose the following matters concerning a director, chief executive officer, general manager or other executive officer of equivalent rank. If the answer to any questions is "yes", full details must be given.

(a) *	Whether at any time during the last 10 years, a petition under any bankruptcy laws of any jurisdiction was filed against him or against a partnership of which he was a partner?	• No
(b) *	Whether at any time during the last 10 years a petition under any law of any jurisdiction was filed against a corporation of which he was a director or key executive for the winding up of that corporation on the ground of insolvency?	○ No
(c) *	Whether there is any unsatisfied judgement against him?	• No
(d) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere, involving fraud or dishonesty which is punishable with imprisonment for 3 months or more, or has been the subject of any criminal proceedings (including any pending criminal proceedings which he is aware of) for such purpose?	• No
(e) *	Whether he has ever been convicted of any offence, in Singapore or elsewhere involving a breach of any law or regulatory requirement that relates to the securities or	• No

LU CHENGGANG

EMPLOYMENT HISTORY

PERIOD	DESCRIPTION
1999.11 – 2005.7.9	■ Chairman of FLORENS CONTAINER SERVICES COMPANY LIMITED. ■ Deputy Managing Director of COSCO PACIFIC COMPANY LIMITED and Chairman of the Risk Management Committee of the board of directors of the Company. Responsible for : 1. Corporate development 2. Overall management and administration
1996.8 – 1999.11	Deputy Managing Director of COSCO INTERNATIONAL FREIGHT CO., LTD. Responsible for : 1. International and domestic international transportation(including heavy lift) 2. Freight solicitation 3. Freight consolidation and distribution network 4. Freight warehousing 5. Storage and distribution of refrigerated cargoes. 6. Enterprise management.
1992.1 – 1996.8	General Manager of COSCO Equipment Control Responsible for : 1. Plan for COSCO container fleet 2. Logistics of containers 3. Lease in/out of all kinds containers 4. Depots negotiations for use 5. Maintenance and Repair 6. Sales of containers

OTHER APPOINTMENTS

PERIOD	DESCRIPTION
1993 – 1997	Executive Director of China Container Industry Association President of China Container Professional Studies Committee
1998 – NOW	Vice Chairman of China Road Transportation Association
1998 – NOW	Vice Chairman of China Warehouse and Storage Association

Mr Lu Chenggang - Director's Disclosure

PRESENT

	Name of Company	Nature of Interest (Director)
1	COSCO Holdings (S) Pte Ltd	Director
2	Freightworld Pte Ltd	Director
3	P.T.Ocean Global shipping	Director
4	Mayanmar Cosco Ltd	Director
5	COSCO Cambodia Pte Ltd	Director
6	COSCO Saeed Karachi (Pvt) Ltd	Director
7	COSFI Company	Director
8	COSCO (India) Shipping Pte Ltd	Director
9	Cosnam Shipping Co. Ltd	Director
10	Gold Ship Co. Ltd	Director
11	Cosiam Transport Co. Ltd	Director
12	COSCO Corporation (S) Ltd	Alternate Director
13	Costar Shipping Pte Ltd	Director
14	Cosem Pte Ltd	Director
15	COSCO Container Depot Pte Ltd	Director

Mr Lu Chenggang - Director's Disclosure

PAST 5 YEARS

1	COSCO Container Industries Limited
2	CPL Treasury Limited
3	Fairbreeze Shipping Company Limited
4	Famous International Limited
5	Florens Container Holdings Limited
6	Florens Container Inc.
7	Florens Container Services (Italy) S.R.L.
8	Florens Container Services (Japan) Co. Ltd.
9	Florens Container Services (UK) Limited
10	Florens Container Services (USA), Ltd.
11	Florens Container Services (Australia) Pty Limited
12	Florens Container Services Company Limited
13	Florens Container, Inc. (1998)
14	Florens Container, Inc. (2000)
15	Florens Container, Inc. (2001)
16	Florens Container, Inc. (2002)
17	Florens Container, Inc. (2003)
18	Florens Container, Inc. (2004)
19	Florens Container, Inc. (2005)
20	Florens Container (Macao Commercial Offshore) Limited
21	Florens Industrial Holdings Limited
22	Florens Management Services (Macao Commercial Offshore) Limited
23	Florens Shipping Corporation Limited
24	Florens U.S. Holdings, Inc.

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Second Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	02-Aug-2005 17:07:09
Announcement No.	00031

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For the Financial Period Ended *	30-06-2005

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Q22005.pdf

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COSCO CORPORATION (SINGAPORE) LIMITED
(Company Registration no:- 196100159G)

Unaudited Second Quarter Financial Statement Announcement for the Period Ended 30 June 2005

PART I - INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

(i) Income Statement

	Group					
	S$'000		%	S$'000		%
	Q2 2005	**Q2 2004**	**Change**	**1H 2005**	**1H 2004**	**Change**
Turnover	210,721	27,552	665	375,299	52,214	619
Cost of sales	(139,336)	(16,257)	757	(257,011)	(30,003)	757
Gross profit	71,385	11,295	532	118,288	22,211	433
Other gains, net [1]	11,870	1,364	770	22,525	1,748	1,189
Distribution costs	(6,853)	(288)	2,280	(10,923)	(555)	1,868
Administrative expenses	(15,145)	(3,605)	320	(28,989)	(6,475)	348
Other operating expenses	(45)	-	NM	(45)	-	NM
Finance costs	(3,876)	(1,292)	200	(6,933)	(4,439)	56
Share of profit of associated companies [2]	118	12,063	(99)	252	18,960	(99)
Amortisation of goodwill of an associated company	-	(145)	NM	-	(289)	NM
Profit before income tax	57,454	19,392	196	94,175	31,161	202
Income tax expense	(5,508)	(267)	1,963	(9,436)	(491)	1,822
Net profit for the period (include Minority interest)	51,946	19,125	172	84,739	30,670	176
Attributable to:						
Shareholders of the Company	**39,360**	**18,910**	108	**65,159**	**30,297**	115
Minority interest	12,586	215	5,754	19,580	373	5,149
Net profit for the period	51,946	19,125	172	84,739	30,670	176
Earnings per share for profit attributable to the shareholders of the Company during the period (expressed in cents per share)						
- basic	3.61	1.74	107	5.99	2.80	114
- diluted	3.59	1.74	106	5.96	2.80	113

(ii) **Breakdown and Explanatory Notes to Income Statement**

	Group					
	S$'000		%	S$'000		%
	Q2 2005	Q2 2004	Change	1H 2005	1H 2004	Change
Profit before tax is arrived at after (charging)/crediting:						
Investment income	173	-	NM	173	-	NM
Other income including interest income	11,494	1,365	742	22,564	1,748	1,191
Interest on borrowings	(3,155)	(2,772)	14	(6,445)	(4,755)	36
Depreciation and amortisation	(13,986)	(6,271)	123	(26,342)	(12,324)	114
Provision for doubtful debts and bad debts written off	(5)	-	NM	(5)	-	NM
Gain on disposal of property, plant and equipment	17	2	750	54	3	1,700
Property, plant and equipment written off	(41)	-	NM	(41)	-	NM
Foreign exchange (loss)/gain	(517)	1,480	(135)	(699)	316	(321)
Adjustments for (under)/over provision of tax in respect of prior years:						
Income tax	(12)	6	(300)	(12)	6	(300)

NOTES:

NM denotes not meaningful.

[1] Other gains, net include investment income, interest income, fair value loss on interest rate swap and other income.
[2] Share of profit of associated companies is after tax.

1(b)(i) **A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.**

	Group		Company	
	S$'000	S$'000	S$'000	S$'000
	30/06/2005	31/12/2004	30/06/2005	31/12/2004
Current assets				
Cash and cash equivalents	176,304	94,046	3,749	41,954
Trade and other receivables	167,418	20,082	31,830	16,941
Inventories	86,447	-	-	-
Income tax recoverable	3	73	-	-
Trading properties	23,215	23,215	-	-
	453,387	137,416	35,579	58,895
Non-current assets				
Non-trade receivables	-	1,677	-	847
Other investments	2,665	503	150	150

Investments in associated companies	2,806	83,168	1,000	55,967
Investments in subsidiaries	-	-	313,772	141,308
Property, plant and equipment	842,551	321,294	614	381
Intangible assets [1]	9,346	-	-	-
	857,368	406,642	315,536	198,653
Total assets	1,310,755	544,058	351,115	257,548
Current liabilities				
Trade and other payables	287,114	49,600	51,911	9,099
Borrowings	197,108	26,599	500	500
Derivative financial instruments [2]	2,468	-	2,468	-
Provision for other liabilities and charges	3,031	2,466	-	-
Current income tax liabilities	5,957	1,670	655	655
	495,678	80,335	55,534	10,254
Non-current liabilities				
Provision for other liabilities and charges	4,159	4,125	92	97
Borrowings	245,901	135,805	26,975	-
Deferred income tax liabilities	231	230	-	-
	250,291	140,160	27,067	97
Total liabilities	745,969	220,495	82,601	10,351
Net assets	564,786	323,563	268,514	247,197
Equity				
Capital and reserves attributable to the shareholders of the Company				
Share capital	218,569	217,029	218,569	217,029
Share premium	5,214	10	5,214	10
Translation reserves	(562)	(13,845)	-	-
Other reserves	39,134	5,530	3,901	2,632
Retained earnings	154,975	113,203	40,830	27,526
	417,330	321,927	268,514	247,197
Minority interest	147,456	1,636	-	-
Total equity	564,786	323,563	268,514	247,197

NOTES:

[1] Intangible assets refer to goodwill on acquisition of subsidiaries.
[2] Derivative financial instruments relate to interest rate swap transactions.

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

Amount repayable in one year or less, or on demand

As at 30/06/2005	As at 31/12/2004

Secured	Unsecured	Secured	Unsecured
19,110,000	177,998,000	26,099,000	500,000

Amount repayable after one year

As at 30/06/2005		As at 31/12/2004	
Secured	Unsecured	Secured	Unsecured
164,454,000	81,447,000	135,805,000	-

Details of any collateral

Secured borrowings are generally secured by the group's leasehold land and buildings, motor vessels, motor vehicles and trading properties with net book values totalling $291,577,000 (2004: $293,793,000).

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group	
	S$'000	
	Q2 2005	Q2 2004
Cash flow from operating activities		
Profit before tax and share of profits of associated companies	57,336	7,474
Adjustments for:		
Depreciation of property, plant and equipment	13,986	6,146
Depreciation of investment properties	-	38
Gain on disposal of property, plant and equipment	(17)	(2)
Property, plant and equiptment written off	41	-
Employees share option expense	1,626	510
Negative goodwill written off	-	(274)
Preference shares dividend (financing)	-	1
Interest expense (financing)	3,155	2,771
Interest income (investing)	(546)	(90)
Operating cash flow before working capital changes	75,581	16,574
Changes in operating assets and liabilities, net of effects from disposal of subsidiaries:		
Inventories	(16,720)	-
Trade and other receivables	(30,133)	1,628
Trade and other payables	61,618	1,660
Exchange differences	6,153	128
Cash generated from operations	96,499	19,990
Income tax paid	(5,146)	(203)
Net cash from operating activities	91,353	19,787
Cash flows from investing activities		
Net cash outflow from disposal of a subsidiary, net of cash	(124)	-

disposed		
Payment to minority shareholder for acquisition of additional shares in a subsidiary	-	(800)
Proceeds from disposal of property, plant and equipment	1,366	65
Purchase of property, plant and equipment	(54,189)	(2,547)
Dividend income from associated companies	-	14,902
Interest received	551	88
Net cash (used in)/from investing activities	(52,396)	11,708
Cash flows from financing activities		
Repayment of borrowings	(5,824)	(9,340)
Proceeds from borrowings	80,870	-
Repayment of finance lease liabilities	(12)	(6)
(Increase)/Decrease in cash collateral	185	(69)
Dividends paid to shareholders of the Company	(21,854)	(7,230)
Dividends paid to minority shareholders of subsidiaries	(788)	(746)
Dividends paid by a subsidiary to former shareholders of subsidiary	(35,061)	-
Repayment of amount due to a related corporation for acquisition of subsidiaries/an associated company	(34,804)	(13,957)
Proceeds from issuance of ordinary shares	5,622	789
Interest paid	(2,006)	(1,360)
Net cash used in financing activities	(13,672)	(31,919)
Net increase/(decrease) in cash and cash equivalents held	25,285	(424)
Cash and cash equivalents at the beginning of the financial period	149,450	62,830
Cash and cash equivalents at the end of the financial period	174,735	62,406
Cash and cash equivalents represented by:		
Bank and cash balances	141,994	20,707
Short-term bank deposits	34,310	45,877
Less: Bank overdrafts	-	(605)
Less: Cash collateral	(1,569)	(3,573)
	174,735	62,406

1(d)(i) **A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share Capital S$'000	**Share Premium** S$'000	**Share Option Reserve** S$'000	**Foreign Currency Translation Reserves** S$'000	**Other Reserves** S$'000	**Retained earnings** S$'000	**Minority Interest** S$'000	**Total** S$'000
The Group								
At 1 April 2005	217,029	10	2,870	(8,539)	35,760	137,469	132,736	517,335
Net income recognised directly in equity:								
- Currency	-	-	-	7,977	-	-	3,071	11,048

translation differences								
Profit for the period ended 30 June 2005	-	-	-	-	-	39,360	12,586	51,946
Total recognised income for period ended 30 June 2005	-	-	-	7,977	-	39,360	15,657	62,994
Employee share option scheme:								
- value of employee services	-	-	1,626	-	-	-	-	1,626
- proceeds from shares issued	1,540	5,204	(1,122)	-	-	-	-	5,622
Minority share of a subsidiary disposed during the financial period	-	-	-	-	-	-	(124)	(124)
Dividend paid by subsidiaries to minority shareholders of subsidiaries	-	-	-	-	-	-	(813)	(813)
Dividend for 2004	-	-	-	-	-	(21,854)	-	(21,854)
At 30 June 2005	218,569	5,214	3,374	(562)	35,760	154,975	147,456	564,786
At 1 April 2004	179,877	27,046	65	(6,941)	3,451	77,188	2,790	283,476
Net income recognised directly in equity:								
- currency translation differences	-	-	-	4,873	-	-	13	4,886
Profit for the period ended 30 June 2004	-	-	-	-	-	18,910	215	19,125
Total recognised income for period ended 30 June 2004	-	-	-	4,873	-	18,910	228	24,011
Employee share option scheme:								
- value of employee services	-	-	510	-	-	-	-	510
- proceeds from shares issued	789	-	-	-	-	-	-	789
Conversion of	91	46	-	-	-	-	-	137

RCCPS into ordinary shares								
Bonus issue of 1 ordinary share for every 5 existing ordinary shares of $0.20 each	36,151	(27,092)	-	-	-	(9,059)	-	-
Acquisition of minority shareholder's interest in a subsidiary	-	-	-	-	-	-	(1,074)	(1,074)
Dividend paid by subsidiaries to minority shareholders of subsidiaries	-	-	-	-	-	-	(746)	(746)
Dividend for 2003	-	-	-	-	-	(7,230)	-	(7,230)
At 30 June 2004	216,908	-	575	(2,068)	3,451	79,809	1,198	299,873
The Company								
At 1 April 2005	217,029	10	2,870	-	527	54,231	-	274,667
Profit for the period ended 30 June 2005	-	-	-	-	-	8,453	-	8,453
Employee share option scheme:								
- value of employee services	-	-	1,626	-	-	-	-	1,626
'- proceeds from shares issued	1,540	5,204	(1,122)	-	-	-	-	5,622
Dividend for 2004		-	-	-	-	(21,854)	-	(21,854)
At 30 June 2005	218,569	5,214	3,374	-	527	40,830	-	268,514
At 1 April 2004	179,877	27,046	65	-	527	34,617	-	242,132
Profit for the period ended 30 June 2004	-	-	-	-	-	9,915	-	9,915
Employee share option scheme:								
- value of employee services	-	-	510	-	-	-	-	510
- proceeds from shares issued	789	-	-	-	-	-	-	789
Conversion of RCCPS into ordinary shares	91	46	-	-	-	-	-	137
Bonus issue of 1 ordinary share for every 5 existing	36,151	(27,092)	-	-	-	(9,059)	-	-

ordinary shares of $0.20 each Dividend for 2003	-	-	-	-	-	(7,230)	-	(7,230)
At 30 June 2004	216,908	-	575	-	527	28,243	-	246,253

1(d)(ii) **Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.**

During Q2 2005, the issued and paid-up capital of the Company was increased from $217,029,495 to $218,569,495. This was due to the allotment and issue of:

- 70,000 ordinary shares of $0.20 each at an exercise price of $0.20 each from the exercise of option granted in FY2003 under the Cosco Group Employees' Share Option Scheme; and
- 7,630,000 ordinary shares of $0.20 each at an exercise price of $0.735 each from the exercise of option granted in FY2004 under the Cosco Group Employees' Share Option Scheme.

During Q2 2005, share options totalling 8,475,000 were granted to eligible employees and directors of the Group at the exercise price of $1.614 per share persuant to the Cosco Group Employees' Share Option Scheme 2002.

The outstanding share options under the Cosco Group Employees' Share Option Scheme as at 30 June 2005 were 16,695,000 (2004: 16,130,000).

2. **Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.**

The figures have not been audited or reviewed.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).**

Not Applicable

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

Except as disclosed in Paragraph 5 below, the Group has adopted the same accounting policies and method of computation in the financial statements for the current period compared with the audited financial statements for the financial year ended 31 December 2004.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

In 2005, the Group and the Company adopted the Financial Reporting Standards (FRS) below. The 2004 comparatives have been amended where as required, in accordance with the relevant transitional provisions in the respective FRS.

FRS 1 (revised 2004) Presentation of Financial Statements
FRS 2 (revised 2004) Inventories
FRS 8 (revised 2004) Accounting Policies, Changes in Accounting Estimates and Errors
FRS 10 (revised 2004) Events after the Balance Sheet Date
FRS 16 (revised 2004) Property, Plant and Equipment
FRS 17 (revised 2004) Leases
FRS 21 (revised 2004) The Effects of Changes in Foreign Exchange Rates
FRS 24 (revised 2004) Related Party Disclosures
FRS 27 (revised 2004) Consolidated and Separate Financial Statements
FRS 28 (revised 2004) Investments in Associates
FRS 32 (revised 2004) Financial Instruments: Disclosure and Presentation
FRS 33 (revised 2004) Earnings per Share
FRS 36 (revised 2004) Impairment of Assets
FRS 38 (revised 2004) Intangible Assets
FRS 39 (revised 2004) *Financial Instruments: Recognition and Measurement*
FRS 102 Share-based Payments
FRS 103 Business Combinations
FRS 105 Non-current Assets Held for Sale and Discontinued Operations

The adoption of the above FRS did not result in changes to the Group's and Company's accounting policies and their impact on the financial statements except as discussed below:

I Effect of changes to the financial statements

Group - 2005

	Increase/(Decrease) $'000			
	FRS 39 (revised 2004)	**FRS 102**	**FRS 103**	**Total**
Consolidated Balance Sheet items at 30 June 2005				
Share option reserve	-	3,374	-	3,374
Share premium reserve	-	1,122	-	1,122
Retained earnings	(264)	(4,496)	1,452	(3,308)
Intangible assets	-	-	(1,452)	(1,452)
Current liabilities	264	-	-	264
Consolidated Income Statement for Q2 2005				
Other gains, net	939	-	-	939
Administrative expenses	-	1,626	-	1,626
Other operating expenses	-	-	(108)	(108)
Total profit for the period	939	(1,626)	108	(579)
Basic earnings per share (cents)	0.086	(0.149)	0.010	(0.053)
Diluted earnings per share (cents)	0.086	(0.148)	0.010	(0.052)
Consolidated Income Statement for 1H 2005				
Other gains, net	1,451	-	-	1,451
Administrative expenses	-	2,391	-	2,391
Other operating expenses	-	-	(217)	(217)

Total profit for the period	1,451	(2,391)	217	(723)
Basic earnings per share (cents)	0.133	(0.220)	0.020	(0.067)
Diluted earnings per share (cents)	0.133	(0.219)	0.020	(0.066)

Group - 2004

	Increase/(Decrease) $'000			
	FRS 39 (revised 2004)	**FRS 102**	**FRS 103**	**Total**
Consolidated Balance Sheet items at 31 December 2004				
Share option reserve	-	2,105	-	2,105
Retained earnings	-	(2,105)	-	(2,105)
Consolidated Income Statement for Q2 2004				
Administrative expenses	-	510	-	510
Total profit for the period	-	(510)	-	(510)
Basic earnings per share (cents)	-	(0.047)	-	(0.047)
Diluted earnings per share (cents)	-	(0.047)	-	(0.047)
Consolidated Income Statement for 1H 2004				
Administrative expenses	-	510	-	510
Total profit for the period	-	(510)	-	(510)
Basic earnings per share (cents)	-	(0.047)	-	(0.047)
Diluted earnings per share (cents)	-	(0.047)	-	(0.047)

II Description of changes

Please refer to Note 5 (II) of First Quarter Announcement made on 3 May 2005.

6. Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	Group			
	Q2 2005	Q2 2004	1H 2005	1H 2004
(i) Based on the weighted average number of ordinary shares on issue	3.61 cents	1.74 cents	5.99 cents	2.80 cents
(ii) On a fully diluted basis	3.59 cents	1.74 cents	5.96 cents	2.80 cents

NOTES:

The earnings per ordinary share is calculated by dividing the consolidated profit attributable to the equity holders of the Company by the weighted average number of ordinary shares in issue during the financial period.

The fully diluted earnings per share is arrived at after taking into consideration the potential ordinary shares arising from the exercise of outstanding share options (2004: includes RCCPS) which would dilute the basic earnings per share.

The comparative figures for earnings per ordinary share had been adjusted to account for the effect of bonus issue in FY2004 and the effect of changes in accounting policies as mentioned in Paragraph 5 above.

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	Group		Company	
	30/06/2005	31/12/2004	30/06/2005	31/12/2004
Net asset value per ordinary share	38.19 cents	29.67 cents	24.57 cents	22.78 cents

The comparative figures for Net asset value per ordinary share had been adjusted to account for the effect of bonus issue in FY2004 and the effect of changes in accounting policies as mentioned in Paragraph 5 above.

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**
(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Overview

In Q2 2005, the Group continued to achieve record turnover and net profit on robust performance by its core businesses of ship repair and dry bulk shipping.

Turnover

In Q2 2005, group turnover grew 665% to $210.7million from $27.6 million in Q2 2004. The main turnover contributor was from the shipyard operations with a turnover of $169.5 million in Q2 2005. Comparatively, this was a 27.8% increase of $36.9 million from $132.6 million reported in Q1 2005. This increase was brought about by more ships being repaired. The contribution of revenue from ship repair in 1H 2005 amounted to $302.1 million. Q2 2005 turnover is not comparable to Q2 2004 as Cosco Shipyard Group results were consolidated into the Group with effect from 1 January 2005.

Shipping revenue increased by 55.4% to $34.2 million in Q2 2005 from $22.0 million in Q2 2004. This was due to the full impact of higher charter rates of three vessels renewed in Q1 2005 and additional contribution from one new 74,000 dwt bulk carrier, which joined the fleet in Q2 2005.

Profitability

Gross profit rose 532% in Q2 2005 to $71.4 million on the back of higher turnover. Gross profit margins were lower at 33.9% compared to 41% in Q2 2004 owing to a change in the margin mix. Overall gross margin was lower because ship repairs margin was lower than shipping. However, the Group was able to extract higher margins of 33.9% in Q2 2005, compared to 28.5% in Q1 2005 on account of increased productivity.

Other gains rose to $11.9 million mainly due to the sale of scrap metal in Q2 2005. This item did not feature in Q2 2004. Compared to Q1 2005, other gains increased slightly from $10.7 million.

Administrative and finance costs increased by 320% and 200% to $15.1 million and $3.9 million respectively in Q2 2005 to support the 665% increase in turnover. Included in Q2 2005 administrative cost is an Employee Share Option expense of $1.6 million. The corresponding item in Q2 2004 was $0.5 million.

The margin of profit before tax improved to 27.2% in Q2 2005 from 22.3% in Q1 2005 owing to better charter rates enjoyed by the bulk carrier fleet and an increase in the number of ships repaired at the Group's shipyards. Prior to 1 January 2005, sizeable contributions from two former associated companies were accounted for using equity accounting. Owing to COSCO Dalian and COSCO Nantong becoming subsidiaries of the Group from Q1 FY2005, share of profits from associates decreased 99% to a mere $0.1 million.

Tax expenses rose 1,963% to $5.5 million on increased profit and a larger proportion of higher taxable profit from ship repairs. The effective tax rate of 9.6% in Q2 2005 is considerably lower than Singapore statutory tax rate of 20% owing to tax exemption of shipping profit and concessionary tax rates enjoyed by the Group's shipyards.

Overall, Group net profit rose 108% to $39.4 million on strong contributions from ship repair work and bulk shipping business.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's results for Q2 2005 are in line with the commentary made in paragraph 10 of the Group's Full Year Financial Statement and Dividend Announcement released on 3 May 2005.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

Two new berths were completed in May 2005 at Cosco Zhoushan shipyard. Operations commenced in June 2005 and benefit will accrue from 2H 2005.

Work on a new 300,000 dwt VLCC floating dock at Cosco Dalian shipyard is progressing on schedule and is expected to be operationally ready in Q4 2005. It will increase Dalian shipyard's capacity by 73% when completed. This new floating dock will also enhance Cosco Shipyard Group's capacity by 36%.

The Group recently secured 4 contracts amounting to US$20.5 million to convert single hull tankers to double hull. Some jobs will be accounted for in Q3 2005. Building on an established track record in double bottom and hull conversion, Cosco Shipyard Group expects more of such high value contracts as single hull tankers are phased out over the next few years in compliance with International Maritime Organisation's (IMO) safety regulations.

The recent revaluation of the Renminbi in July 2005 is not expected to have a material impact on the group turnover and net profit from shipyards operations.

Bulk carrier charter billings and most of the expenses are denominated in United States Dollars.

Barring unforeseen circumstances, the Group expects both turnover and net profit for FY 2005 to substantially exceed those of FY2004.

11. **Dividend**

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? No

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? No

(c) Date payable

Not Applicable

(d) Books closure date

Not Applicable

12. **If no dividend has been declared/recommended, a statement to that effect.**

The directors do not recommend the payment of interim dividend on the ordinary shares for the current financial period.

13. **Interested Person Transactions**

Pursuant to Rule 907 of the Listing Manual, the following interested person transactions were entered into during the financial year:

Name of interested person	Aggregate value of all interested person transaction during the financial period under review (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
	S$'000	S$'000	
		Q2 2005	1H 2005
Between Subsidiaries and:			
Cosco Container Lines		3,142	6,223
Cosco Guangzhou		518	1,063
Cosco Xiamen		387	387
Cosco Bulk Carrier Co., Ltd		155	155
Cosco Shipping Co., Ltd		119	119
Cosco Chartering and Shipbroking (UK) Ltd		4,055	8,106
Guangzhou Ocean Crew Co.		429	854
Qingdao Ocean Crew Co.		215	427
Shanghai Ocean Crew Co.		402	1,154
Dalian Ocean Shipping		682	682
Cosco Nantong Steel Co., Ltd		0	866
Han Yuan Technical Service Centre		0	205
Nantong Cosco Ship Equipment Co.		123	123

Cosco Shanghai Ship Management Co.		480	480
Chimbusco (S) Pte Ltd		746	855
		11,453	21,699

BY ORDER OF THE BOARD

Mr Ji Haisheng
President
02/08/2005

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Haisheng
Designation *	President
Date & Time of Broadcast	02-Aug-2005 17:10:28
Announcement No.	00032

>> Announcement Details

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Announcement Title *	PRESS RELEASE
Description	
Attachments:	COSCO.pdf Total size = **280K** (2048K size limit recommended)

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中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

SINGAPORE

9 Temasek Boulevard, #07-00 Suntec Tower Two, S038989
Tel: 68850888 Fax: 63369006
RCB REG NO: 196100159G

Press Release

FY2005 2nd Quarter Results: 3 months ended 30 June 2005

Another Record Quarter

Turnover Up 665% & Net Profit Up 108% to Record Highs in 2Q05

	3 months ended 30 June			6 months ended 30 June		
	2Q05	**2Q04**	Change	**1H05**	**1H04**	Change
	$'000	$'000	%	$'000	$'000	%
Turnover	**210,721**	27,552	665	**375,299**	52,214	619
Gross profit	**71,385**	11,295	532	**118,288**	22,211	433
Share of associate profit	**118**	12,063	-99	**252**	18,960	-99
Pre-tax profit	**57,454**	19,392	196	**94,175**	31,161	202
Net Profit (after MI)	**39,360**	18,910	108	**65,159**	30,297	115
Earnings per share (cents)	**3.59**	1.74	106	**5.96**	2.80	113

2Q05 Highlights:

- **Turnover increased 665% to a record $210.7 million fueled by strong performances from core ship repair & marine engineering and shipping operations.**
- **Share of profits from associates declined 99% due to the consolidation of COSCO Dalian and COSCO Nantong starting from Q1 FY2005.**
- **Net profit up 108% to an all-time high of $39.4 million. (1H05 - $65.2m up 115%).**
- **Group expects to secure more high value single to double hull conversion contracts as single hull tankers are phased out over next few years in compliance with International Maritime Organisation's safety regulations.**
- **Group expects full year FY2005 turnover and net profit to substantially exceed those in FY2004.**

SINGAPORE (2 August 2005) – Singapore Exchange ("SGX") mainboard-listed COSCO Corporation (Singapore) Limited ("COSCO" or the "Company"), a leading ship repair & marine engineering and shipping group, is pleased to announce its achievement of yet another milestone as Group turnover and net profit soared 665% and 108% respectively to record highs in 2Q05.

Group turnover registered a robust jump to a record $210.7 million in 2Q05 fueled by strong performances from its core ship repair & marine engineering and bulk shipping operations.

The Group's shipping operations continued to deliver steady turnover growth of 55.6%, owing to the full impact of higher charter rates of three vessels renewed in 1Q05 and additional contribution from one new 74,000 dwt bulk carrier, which joined the fleet in 2Q05.

With higher turnover, gross profit increased 532% from $11.3 million in 2Q04 to $71.4 million in 2Q05. Gross profit margin however fell from 41% in 2Q04 to 33.9% in 2Q05 as the more profitable shipping operations attributable to high charter rates constituted a substantially lower proportion of turnover in 2Q05.

Even as the Group continued to improve its operational efficiencies, distribution and administrative expenses increased 2,280% and 320% respectively to $6.9 million and $15.1 million in 2Q05. These were in line with surging business activities and the consolidation of COSCO Shipyard Group's expenses into Group expenses.

With the acquisition of COSCO Shipyard Group, the Company effectively owns 70.6% and 75.5% of COSCO Dalian and COSCO Nantong respectively. Due to the consolidation of COSCO Dalian and COSCO Nantong starting from 1Q05, share of profits from associates decreased 99% to a mere $0.1 million.

Overall, net profit increased 108% to an all-time high of $39.4 million in 2Q05.

Mr Ji Hai Sheng, President of COSCO Corporation said, "The Group recently secured 4 contracts to convert single hull tankers to double hull. Building on an established track record in double bottom and hull conversion, Cosco Shipyard Group expects more such high value contracts as single hull tankers are phased out over the next few years in compliance with International Maritime Organisation's (IMO) safety regulations."

Referring to the recent Renminbi revaluation, Mr. Ji added, "The revaluation of the Renminbi is not expected to have a material impact on group turnover and net profit from shipyard operations. Bulk carrier charter hire and expenses are denominated in US Dollars."

The Group expects full year FY2005 turnover and net profit to substantially exceed those in the previous corresponding periods.

About COSCO Corporation (Singapore) Ltd

Listed on the main board of the Singapore Exchange, COSCO Corporation is a diversified group with core activities in shipping and shipping related services. The Group owns 15 bulk carriers and majority stake in the largest shipyard group in China, operates shipping agencies as well as provides marine engineering and ship repair services. COSCO Corporation is the listed subsidiary of China Ocean Shipping (Group) Company, the largest shipping group in China.

For further information, please contact:

Company:	*Investor Relations Consultant to the Company:*
COSCO Corporation (Singapore) Ltd Mr. Li Jian Xiong Vice President Tel: 65-6885 0892 / Fax: 65-6336 9006 Email: lijianxiong@cosco.com.sg	**SPIN Capital Asia** Mr. Michael Tan Managing Director Tel/Fax: 65-6227 7790 Email: michael@spin.com.sg

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ji Hai Sheng
Designation *	President
Date & Time of Broadcast	05-Aug-2005 17:50:59
Announcement No.	00081

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	04-08-2005
2.	Name of Director *	Li Mei
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	04-08-2005
2.	Name of Registered Holder	Li Mei
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	284,000
As a percentage of issued share capital	0.026 %
No. of Shares which are subject of this notice	50,000
As a percentage of issued share capital	0.005 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.50
No. of Shares held after the change	234,000
As a percentage of issued share capital	0.021 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	284,000	0
As a percentage of issued share capital	0.026 %	0 %
No. of shares held after the change	234,000	0
As a percentage of issued share capital	0.021 %	0 %

Footnotes: Mdm Li Mei is a director of the subsidiary, Harington Property Pte Ltd.

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>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	460,000	0
As a percentage of issued share capital	0.042 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes

Mr Sia Eng Beng is a director of the subsidiaries, Costar Shipping Pte Ltd and CNF Shipping Agencies Pte Ltd.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mr Ye Bin Lin
Designation *	Alternate Director
Date & Time of Broadcast	08-Aug-2005 17:59:25
Announcement No.	00060

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	05-08-2005
2.	Name of Director *	Dr Wang Kai Yuen
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Deemed Interest	05-08-2005
2.	Name of Registered Holder	Mina Sze Ming CHAN
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Deemed Interests Sales in open market by spouse Please refer to Footnotes below

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	540,000
As a percentage of issued share capital	0.049 %
No. of Shares which are subject of this notice	417,000
As a percentage of issued share capital	0.038 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.56065
No. of Shares held after the change	123,000
As a percentage of issued share capital	0.011 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]

level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	540,000
As a percentage of issued share capital	0 %	0.049 %
No. of shares held after the change	0	123,000
As a percentage of issued share capital	0 %	0.011 %

Footnotes

Sales of shares:

Date of change of interest: 04/08/2005
No. of shares: 390,000
As a percentage of issued share capital: 0.036%
Amount of consideration: S$2.56

Date of change of interest: 05/08/2005
No. of shares: 27,000
As a percentage of issued share capital: 0.002%
Amount of consideration: S$2.57

Dr Wang Kai Yuen is an independent director of the Company.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	10-Aug-2005 17:57:54
Announcement No.	00100

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-08-2005
2.	Name of Director *	Wang Xing Ru
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	05-08-2005
2.	Name of Registered Holder	Wang Xing Ru
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	250,000
As a percentage of issued share capital	0.023 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	250,000
As a percentage of issued share capital	0.023 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	250,000	0
As a percentage of issued share capital	0.023 %	0 %

Footnotes

Mr Wang Xing Ru is the Managing Director of Cosco Shipyard Group Co. Ltd.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	10-Aug-2005 18:02:32
Announcement No.	00102

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	10-08-2005
2.	Name of Director *	Zhou Lian Cheng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	05-08-2005
2.	Name of Registered Holder	Zhou Lian Cheng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	500,000
As a percentage of issued share capital	0.046 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	1,000,000
As a percentage of issued share capital	0.091 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	500,000	0
As a percentage of issued share capital	0.046 %	0 %
No. of shares held after the change	1,000,000	0
As a percentage of issued share capital	0.091 %	0 %

Footnotes

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest*

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	10-Aug-2005 18:05:22
Announcement No.	00103

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	10-08-2005
2.	Name of Director *	Dr Wang Kai Yuen
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	08-08-2005
2.	Name of Registered Holder	Mina Sze Ming CHAN
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Deemed Interests Sales in open market by spouse
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	123,000
As a percentage of issued share capital	0.011 %
No. of Shares which are subject of this notice	123,000
As a percentage of issued share capital	0.011 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.56
No. of Shares held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	123,000	0
As a percentage of issued share capital	0.011 %	0 %
No. of shares held after the change	0	0
As a percentage of issued share capital	0 %	0 %

Footnotes: Dr Wang Kai Yuen is an independent director of the Company.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	10-Aug-2005 18:10:11
Announcement No.	00105

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	08-08-2005
2.	Name of Director *	Ye Bin Lin
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	08-08-2005
2.	Name of Registered Holder	Ye Bin Lin
3.	Circumstance(s) giving rise to the interest or change in interest	Sales in Open Market at Own Discretion
	# Please specify details	
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	900,000
As a percentage of issued share capital	0.082 %
No. of Shares which are subject of this notice	300,000
As a percentage of issued share capital	0.027 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	2.59
No. of Shares held after the change	600,000
As a percentage of issued share capital	0.055 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	900,000	0
As a percentage of issued share capital	0.082 %	0 %
No. of shares held after the change	600,000	0
As a percentage of issued share capital	0.055 %	0 %

Footnotes

Mr Ye Bin Lin is an alternate director of the Company.

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